FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number        0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Teva Reports Fourth Quarter and Full Year 2011 Results

Fourth Quarter Net Revenues Total $5.7 Billion, up 28%, with Non-GAAP EPS of $1.59, up 27%

Full Year 2011 Net Revenues Total $18.3 Billion, up 14%, with Non-GAAP EPS of $4.97, up 9%

25% Increase in Quarterly Dividend to NIS 1.00 Per Share

JERUSALEM--(BUSINESS WIRE)--February 15, 2012--Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today reported results for the quarter and year ended December 31, 2011.

Q4 2011 Highlights:

  Net revenues of $5.7 billion, compared to $4.4 billion in the fourth quarter of 2010, an increase of 28%.
  Non-GAAP net income and Non-GAAP EPS of $1.4 billion and $1.59 diluted earnings per share, an increase of 23% and 27%, respectively, compared to $1.1 billion and $1.25 diluted earnings per share in the fourth quarter of 2010.
  Cash flow from operations of $1.4 billion, and free cash flow of $958 million, an increase of 30% and 33%, respectively, compared to the fourth quarter of 2010.

2011 Highlights

  Net revenues of $18.3 billion, compared to $16.1 billion in 2010, an increase of 14%.
  Non-GAAP net income and Non-GAAP EPS of $4.4 billion and $4.97 diluted earnings per share, an increase of 7% and 9%, respectively, compared to $4.1 billion and $4.54 diluted earnings per share in 2010.
  Cash flow from operations of $4.1 billion.

“I am pleased to report that Teva ended 2011 on a strong note, despite the challenges we faced during the year” commented Shlomo Yanai, Teva’s President and CEO. “Our results demonstrate the strength of our balanced business model, with its focus on growth and increasing diversity across geographies and business lines.”

Mr. Yanai continued, “Teva’s strategy is focused on growth and on reducing dependence on any one particular market or product, and during 2011 we made important progress in reaching our strategic goals with the acquisitions of Cephalon and Taiyo, and the creation of a unique joint venture with Procter & Gamble. Our strategic achievements in 2011 provide a strong foundation for Teva’s sustainable long term growth.”

Revenues by Geographies for Fourth Quarter 2011*

Net revenues in the United States in the fourth quarter were $3.0 billion (representing 54% of total revenues), an increase of 32% compared to the fourth quarter of 2010, primarily as a result of the inclusion of Cephalon and strong revenues of our brand products, offset by slightly lower revenues from sales of generic products.

Net revenues in Europe in the fourth quarter were $1.5 billion (representing 26% of total revenues), an increase of 13% compared to the fourth quarter of 2010, or 15% in local currency terms. The growth in revenues resulted from stronger generic and brand product revenues, primarily in Italy and Spain. We continued to strengthen our unique position as the generics leader in Europe.

Net revenues in the Rest of the World (ROW, which includes Canada, Israel, certain markets in Eastern Europe, Latin America and Asia) in the fourth quarter totaled $1.1 billion (representing 20% of total revenues), up 44% compared to the fourth quarter of 2010. In local currency terms, ROW revenues grew by 45%. The growth in revenues resulted primarily from higher revenues in Russia, Israel, and major markets in Latin America, and from the inclusion of Taiyo in Japan, acquired in July 2011, and of Teva-Kowa.

Revenues by Business Lines for Fourth Quarter 2011

Generic products net revenues in the fourth quarter were $3.0 billion (including API of $197 million), an increase of 12% compared to $2.7 billion in the fourth quarter of 2010. Generic revenues consist of U.S. revenues of $1.2 billion, a decrease of 5% compared to the fourth quarter of 2010, European revenues of $1.0 billion, an increase of 3%, and ROW revenues of $758 million, an increase of 81%. The U.S. generics business in the quarter benefited from the launch of generic Zyprexa® and our agreement with Ranbaxy relating to its launch of generic Lipitor®. The European generics business grew both organically and as a result of the inclusion for a full year of revenues from ratiopharm. The ROW generics business had a very strong quarter, primarily as a result of continued growth in Russia, Israel, certain markets in Latin America, and our acquisitions in Japan. The ability to continue and grow our global generics business demonstrates our balanced business model.

$ million	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Y/Y Growth %
Generics Total	2,671	2,335	2,404	2,475	2,982	12%
Out of which API	180	184	183	183	197	9%

Branded products net revenues in the fourth quarter were $2.3 billion, an increase of 68% compared to $1.3 billion in the fourth quarter of 2010. Branded revenues consist of U.S. revenues of $1.8 billion, an increase of 76% compared to the fourth quarter of 2010, European revenues of $329 million, an increase of 65%, and ROW revenues of $155 million, an increase of 9%. Branded revenues comprised 40% of total revenues in the quarter, compared to 30% in the fourth quarter of 2010.

The increase in branded revenues was primarily due to the inclusion of Cephalon sales (mainly Provigil® with $350 million in revenues, Treanda® with $131 million and Nuvigil® with $86 million).

In addition, revenues were strong across almost all of Teva’s branded products, including respiratory product revenues of $275 million, up 27% compared to the fourth quarter of 2010; Copaxone®, for which revenues recorded by Teva increased 11% to $927 million, while global in-market revenues increased 8% to $1.0 billion; and Azilect®, for which revenues recorded by Teva increased 26% to $83 million, while global in-market revenues increased 22% to a record $109 million.

$ million	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Y/Y Growth %
Branded Products	1,345	1,351	1,424	1,464	2,254	68%
CNS	904	904	947	999	1,562	73%
Copaxone	838	838	877	928	927	11%
Provigil	-	-	-	-	350	-
Azilect	66	66	70	71	83	26%
Nuvigil	-	-	-	-	86	-

Respiratory	216	183	210	210	275	27%
ProAir	115	101	77	113	145	26%
Qvar	73	55	90	67	93	27%

Women's Health	97	103	119	123	93	-4%

Oncology	22	22	27	29	190	764%
Treanda	-	-	-	-	131	-

Other Branded	106	139	121	103	134	26%

OTC net revenues in the quarter were $217 million, an increase of 19% compared to $182 million in the fourth quarter of 2010.

Other net revenues, mostly distribution of third party products in Israel and Hungary, in the quarter were $223 million, compared to the $220 million in the fourth quarter of 2010.

$ million	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Y/Y Growth %
All other	402	394	384	405	440	9%
OTC	182	184	181	183	217	19%
Other Revenues	220	210	203	222	223	1%

Revenues by Geographies for Full Year 2011

Net revenues in the United States were $8.8 billion (representing 48% of total revenues), a decrease of 6% compared to 2010, primarily as a result of fewer significant new generic launches and decreases in revenues of key generic products compared to 2010, which was partially offset by higher revenues of branded products.

Net revenues in Europe were $5.7 billion (representing 31% of total revenues), an increase of 43% compared with 2010, or 37% in local currency terms. The growth in revenues resulted primarily from the inclusion for a full year of revenues from ratiopharm, the inclusion of Cephalon and Theramex, stronger revenues of our branded products, as well as organic growth of the business.

Net revenues in ROW totaled $3.9 billion (representing 21% of total revenues), an increase of 39% compared to 2010, or 34% in local currency terms. The growth in revenues resulted primarily from higher revenues in Russia, Israel and major markets in Latin America, and from the inclusion of Taiyo in Japan, which was acquired in July 2011, and of Teva-Kowa.

Revenues by Business Lines for Full Year 2011

Generic product net revenues were $10.2 billion, an increase of 3% compared to $9.9 billion for 2010. The rapid growth in our generic revenues in the European and ROW markets compensated for a decrease in U.S. generics revenues. Generic revenues consist of U.S. revenues of $4.0 billion, a decrease of 32% compared to 2010, European revenues of $3.8 billion, an increase of 44%, and ROW revenues of $2.4 billion, an increase of 64%. The decrease in U.S. generic revenues was due primarily to fewer significant new launches and decreases in revenues from key products compared to 2010 (most notably the generic equivalent of Effexor XR®, as well as generic equivalents of Cozaar® and Hyzaar®), and was affected by quality and supply issues, primarily from our Irvine and Jerusalem plants, particularly in the first three quarters. However, the fourth quarter of 2011 demonstrates a change in this trend in the U.S. generic business.

$ million	2010	2011	Y/Y Growth %
Generics Total	9,907	10,196	3%
Out of which API	641	747	17%

Branded products net revenues were $6.5 billion, an increase of 34% compared to the $4.9 billion for 2010. Branded revenues consist of U.S. revenues of $4.8 billion, an increase of 33%, European revenues of $1.1 billion, an increase of 48%, and ROW revenues of $588 million, an increase of 16%. The increase in branded revenues was primarily due to the inclusion of Cephalon products as well as increases in revenues across almost all of Teva’s branded products, particularly Copaxone®, which increased 21% to $3.6 billion. The new diversity of our branded business has decreased our dependency on any single product.

$ million	2010	2011	Y/Y Growth %
Branded Products	4,855	6,493	34%
CNS	3,202	4,412	38%
Copaxone	2,958	3,570	21%
Provigil	-	350	-
Azilect	244	290	19%
Nuvigil	-	86	-

Respiratory	747	878	18%
ProAir	396	436	10%
Qvar	250	305	22%

Women's Health	374	438	17%

Oncology	74	268	262%
Treanda	-	131	-

Other Branded	458	497	9%

OTC net revenues were $765 million, an increase of 54% compared to $496 million for 2010. The increase was primarily attributable to the inclusion for a full year of revenues from ratiopharm and our increased focus on this business on the background of the creation of our joint venture PGT Healthcare.

Other net revenues, mostly distribution of third party products in Israel and Hungary, were $858 million compared to $863 million for 2010.

$ million	2010	2011	Y/Y Growth %
All Others	1,359	1,623	19%
OTC	496	765	54%
Other Revenues	863	858	-1%

Key Metrics for the Fourth Quarter 2011

Exchange rate differences between this quarter and the fourth quarter of 2010 reduced our revenues by approximately $29 million, while having a minor impact on operating income. The impact on revenues resulted primarily from the weakening of certain currencies (primarily the HUF and Euro) relative to the U.S. dollar.

Non-GAAP Information. Non-GAAP net income and Non-GAAP EPS for the quarter are adjusted to exclude the following items, the majority of which relate to Teva’s acquisition of Cephalon, which closed in October 2011:

  Acquisitions and restructuring of $123 million;
  Inventory step-up of $308 million;
  Impairment of intangible assets of $171 million;
  Amortization of purchased intangible assets totaling $225 million;
  Legal settlements of $255 million;
  Costs related to regulatory actions taken in facilities of $40 million; and
  Related tax benefits of $221 million.

Teva believes that excluding such items facilitates investors' understanding of the Company's business. See the attached tables for a reconciliation of U.S. GAAP results to the adjusted Non-GAAP figures.

For the fourth quarter, GAAP net income and GAAP EPS were $506 million and $0.57, compared with $771 million and $0.85 in the fourth quarter of 2010, primarily reflecting the significant impact of certain one-off charges resulting from the Cephalon acquisition.

For the full year 2011, GAAP net income was $2.8 billion, compared to $3.3 billion in 2010, primarily reflecting the significant impact of certain one-off charges resulting from the Cephalon acquisition. GAAP earnings per share totaled $3.09, compared to $3.67 in 2010.

Quarterly Non-GAAP operating income of $1.7 billion, up 34% compared to the fourth quarter of 2010. Quarterly GAAP operating income totaled $610 million, compared to $774 million in the fourth quarter of 2010.

Non-GAAP gross profit margin was 60.7% in the quarter, compared to 59.6% in the fourth quarter of 2010. The increase reflects a change in product mix - an increase in the contribution from branded products, primarily due to the integration of Cephalon, partially offset by a decrease in the contribution from certain high margin generic products in the U.S., primarily generic Effexor XR®. GAAP gross profit margin was 50.8% in quarter, compared to 55.8% in the fourth quarter of 2010. The decrease primarily reflects a one-time inventory step-up and amortization of purchased intangible assets related to the Cephalon acquisition and costs related to regulatory actions taken in facilities recorded in the current quarter.

Net Research & Development (R&D) expenditures (excluding purchase of in-process R&D) in the quarter totaled $371 million, or 6.5% of revenues, compared to $270 million, or 6.1% of revenues in the fourth quarter of 2010. The increase in R&D spending primarily reflects the inclusion of Cephalon. Gross R&D in the fourth quarter of 2011, before reimbursement from third parties for certain R&D expenses, totaled approximately $414 million, or 7.3% of revenues.

Selling and Marketing expenditures (excluding amortization of purchased intangible assets) totaled $1.0 billion, or 18.1% of revenues, in the quarter, compared to $816 million, or 18.5% of revenues in the fourth quarter of 2010. The increase was primarily due to the inclusion of Cephalon, Taiyo and Theramex as well as higher expenses on our expanded branded products portfolio.

General and Administrative (G&A) expenditures totaled $315 million in the quarter, or 5.5% of revenues, compared with $258 million, or 5.8% of revenues, for the fourth quarter of 2010. The increase was primarily due to the inclusion of Cephalon.

Non-GAAP net financial expense in the fourth quarter of 2011 totaled $68 million, compared with $54 million in the fourth quarter of 2010. The increase resulted mainly from interest expenses related to the Cephalon and Taiyo acquisitions.

The Non-GAAP tax provision in the quarter was $239 million on pre-tax Non-GAAP income of $1.7 billion. Teva's annual tax rate on pre-tax Non-GAAP income for 2011 is 12%, compared to 13% of pre-tax Non-GAAP income for 2010. The 2011 Non-GAAP tax rate is based on a mix of products manufactured in jurisdictions where Teva benefits from tax incentives. The product mix in future years is expected to be different, and may result in a higher tax rate. On a GAAP basis, the annual tax rate for 2011 is 4%.

Cash flow from operations during the quarter was $1.4 billion, compared to $1.1 billion in the fourth quarter of 2010, an increase of 30%. Free cash flow - excluding net capital expenditures of $280 million and dividends of $190 million - was $958 million, an increase of 33% compared to the fourth quarter of 2010. Cash and marketable securities on December 31, 2011 amounted to $1.7 billion.

During the quarter, share repurchases totaled approximately 3.7 million shares for an aggregate purchase price of approximately $150 million. Since the beginning of December 2010, when a $1 billion share repurchase plan was authorized, Teva has repurchased 21.6 million shares for approximately $1 billion. As a result of these share repurchases and the redemption or conversion of convertible debentures in the first quarter of 2011, the fully diluted share count has been reduced by approximately 29 million shares from December 31, 2010 to December 31, 2011. In December 2011, the Board of Directors authorized an additional share repurchase program of $3 billion, to be implemented over a three-year period.

Total equity at December 31, 2011 was $22.3 billion, an increase of $0.3 billion, compared to $22.0 billion at December 31, 2010. The increase in total equity is primarily a result of the GAAP net income of $2.8 billion, offset by share repurchases, currency translation adjustments and dividends paid.

For the fourth quarter of 2011, the weighted average share count for the fully diluted earnings per share calculation was 886 million on both a GAAP and Non-GAAP basis. At December 31, 2011, the share count for calculating Teva's market capitalization was approximately 883 million.

Dividend

The Board of Directors, at its meeting on February 14, 2012, declared a cash dividend for the fourth quarter of 2011 of NIS 1.00 (approximately 26.8 cents according to the rate of exchange on February 14, 2011) per share.

The record date will be February 27, 2012, and the payment date will be March 12, 2012. Tax will be withheld at a rate of 25%.

Conference Call

Teva will host a conference call to discuss its fourth quarter 2011 results on Wednesday, February 15, 2012 at 8:30 a.m. ET. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com, or by dialing in to 877.407.0784 (U.S.), +1.201.689.8561 (Israel), 800.224.62666 (UK), or +1.201.689.8560 (International). Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website at www.tevapharm.com. A replay of the call will also be available until February 22, 2012, at 11:59 p.m. ET, by calling 877.870.5176 (U.S.) or +1.858.384.5517 (International). The Conference ID is 387204.

* For a full analysis of our quarterly revenues by geography and by business line, beginning in Q4 2010, please visit our website at www.ir.tevapharm.com

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva's branded businesses focus on CNS, oncology, pain, respiratory and women's health therapeutic areas as well as biologics. Teva currently employs approximately 47,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and the impact of increased governmental pricing pressures, the effects of competition on revenues of our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), potential liability for revenues of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative products, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20F for the year ended December 31, 2010 and in our other filings with the U.S. Securities and Exchange Commission.

***

Consolidated Statements of Income
(U.S. dollars in millions, except share and per share data)

		Three months ended		Year ended
		December 31,		December 31,
		2011	2010	2011	2010
		Unaudited	Unaudited	Audited	Audited
Net revenues		5,676	4,418	18,312	16,121
Cost of sales		2,795	1,954	8,797	7,056
Gross profit		2,881	2,464	9,515	9,065
Research and development expenses – net		371	279	1,095	951
Selling and marketing expenses		1,036	821	3,478	2,968
General and administrative expenses		315	258	932	865
Legal settlements, acquisition, restructuring and other expenses and impairment		549	332	901	410
Operating income		610	774	3,109	3,871
Financial expenses – net		68	47	153	225
Income before income taxes		542	727	2,956	3,646
Provision for income taxes		18	(53)	127	283
Share in losses of associated companies – net		19	7	61	24
Net income		505	773	2,768	3,339
Net income (loss) attributable to non-controlling interests		(1)	2	9	8
Net income attributable to Teva		506	771	2,759	3,331

GAAP earnings per share attributable to Teva:	Basic ($)	0.57	0.86	3.10	3.72
	Diluted ($)	0.57	0.85	3.09	3.67
Weighted average number of shares (in millions):	Basic	885	899	890	896
	Diluted	886	921	893	921

Non-GAAP net income attributable to Teva:*		1,407	1,141	4,438	4,134

Non-GAAP earnings per share attributable to Teva:	Basic ($)	1.59	1.27	4.98	4.61
	Diluted ($)	1.59	1.25	4.97	4.54

Weighted average number of shares (in millions):	Basic	885	899	890	896
	Diluted	886	921	893	921

* See reconciliation attached.

Condensed Balance Sheets
(Audited, U.S. dollars in millions)

	December 31,	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	1,096	1,248
Accounts receivable	6,213	5,476
Inventories	5,012	3,866
Deferred taxes and other current assets	2,132	1,452
Total current assets	14,453	12,042
Long-term investments and receivables	991	632
Deferred taxes, deferred charges and other assets	142	138
Property, plant and equipment, net	5,947	4,357
Identifiable intangible assets, net	10,316	5,751
Goodwill	18,293	15,232
Total assets	50,142	38,152

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current maturities of long term liabilities	3,749	1,432
Convertible senior debentures - short term	531	1,339
Sales reserves and allowances	4,428	3,403
Accounts payable and accruals	3,743	2,467
Other current liabilities	1,396	1,053
Total current liabilities	13,847	9,694
Long-term liabilities:
Deferred income taxes	2,610	1,348
Other taxes and long term payables	1,106	998
Senior notes and loans	10,236	4,110
Total long term liabilities	13,952	6,456
Equity:
Teva shareholders’ equity	22,195	21,947
Non-controlling interests	148	55
Total equity	22,343	22,002
Total liabilities and equity	50,142	38,152

Condensed Cash Flow
(U.S. Dollars in millions)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2011	2010	2011	2010
	Unaudited	Unaudited	Audited	Audited
Operating activities:
Net income	505	773	2,768	3,339
Change in operating assets and liabilities	604	21	597	(253)
Items not involving cash flow	319	308	769	1,050

Net cash provided by operating activities	1,428	1,102	4,134	4,136

Net cash used in investing activities	(5,491)	(216)	(7,601)	(5,455)

Net cash provided by (used in) financing activities	4,092	(573)	3,336	573

Translation adjustment on cash and cash equivalents	(18)	-	(21)	(1)

Net change in cash and cash equivalents	11	313	(152)	(747)

Balance of cash and cash equivalents at the beginning of period	1,085	935	1,248	1,995

Balance of cash and cash equivalents at the end of period	1,096	1,248	1,096	1,248

Revenues by Geographic Area
(Audited, U.S. Dollars in millions)
			Percentage Change
	2011 Revenues	2010 Revenues	2011 from 2010
United States
Generic	3,957	5,789	(32%)
Branded	4,804	3,600	33%
Others	39	5	680%
Total United States	8,800	9,394	(6%)
Europe
Generic	3,810	2,637	44%
Branded	1,101	746	48%
Others	749	564	33%
Total Europe	5,660	3,947	43%
Rest of World
Generic	2,429	1,481	64%
Branded	588	509	16%
Others	835	790	6%
Total Rest of World	3,852	2,780	39%
Total	18,312	16,121	14%

Revenues by Product line
(Audited, U.S. Dollars in millions)
			Percentage Change
	2011 Revenues	2010 Revenues	2011 from 2010
Generics	10,196	9,907	3%
API	747	641	17%

Branded Products	6,493	4,855	34%
CNS	4,412	3,202	38%
Copaxone®	3,570	2,958	21%
Provigil®	350	-	0%
Azilect®	290	244	19%
Nuvigil®	86	-

Respiratory	878	747	18%
ProAir®	436	396	10%
Qvar®	305	250	22%

Women's Health	438	374	17%

Oncology	268	74	262%
Treanda®	131	-

Other Branded	497	458	9%

All Others	1,623	1,359	19%
OTC	765	496	54%
Other Revenues	858	863	(1%)

Total	18,312	16,121	14%

Revenues by Geographic Area
(Unaudited, U.S. Dollars in millions)

	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
United States
Generic	1,301	944	908	863	1,242
Branded	1,003	935	1,009	1,090	1,770
Others	2	3	1	2	33
Total United States	2,306	1,882	1,918	1,955	3,045
Europe
Generics	951	912	999	917	982
Branded	200	255	275	242	329
Others	172	177	204	185	183
Total Europe	1,323	1,344	1,478	1,344	1,494
Rest of World
Generics	419	479	497	695	758
Branded	142	161	140	132	155
Others	228	214	179	218	224
Total Rest of World	789	854	816	1,045	1,137
Total	4,418	4,080	4,212	4,344	5,676

Revenues by Product line
(Unaudited, U.S. Dollars in millions)

	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Generics	2,671	2,335	2,404	2,475	2,982
API	180	184	183	183	197

Branded Products	1,345	1,351	1,424	1,464	2,254
CNS	904	904	947	999	1,562
Copaxone®	838	838	877	928	927
Provigil®	-	-	-	-	350
Azilect®	66	66	70	71	83
Nuvigil®	-	-	-	-	86

Respiratory	216	183	210	210	275
ProAir®	115	101	77	113	145
Qvar®	73	55	90	67	93

Women's Health	97	103	119	123	93

Oncology	22	22	27	29	190
Treanda®	-	-	-	-	131

Other Branded	106	139	121	103	134

All other	402	394	384	405	440
OTC	182	184	181	183	217
Other Revenues	220	210	203	222	223

Total	4,418	4,080	4,212	4,344	5,676

Non GAAP reconciliation items
(U.S. Dollars in millions)

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010
	Unaudited	Unaudited	Audited	Audited
Inventory step-up - under cost of sales	308	53	352	107
Amortization of purchased intangible assets - under cost of sales	214	118	668	497
Costs related to regulatory actions taken in facilities - under cost of sales	40	-	170	-
Purchase of research and development in process - under research and development expenses	-	9	15	18
Amortization of purchased intangible assets - under selling and marketing expenses	11	5	38	30
Legal settlements and reserves	255	9	471	2
Impairment of long-lived assets	171	94	201	124
Acquisition, restructuring and other expenses	123	229	229	284
Financial (gain) expenses related to hedging of the acquisition and other - under financial expenses – net	-	(7)	-	71
Related tax effect	(221)	(140)	(465)	(330)

Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

	Year ended				Year ended
	December 31, 2011				December 31, 2010
	Audited, U.S. dollars in millions				Audited, U.S. dollars in millions
	(except per share amounts)				(except per share amounts)
	GAAP	Reconciliation	Various non -GAAP measures	Effect of reconciliation item on non-GAAP diluted EPS	GAAP	Reconciliation	Various non- GAAP measures	Effect of reconciliation item on non-GAAP diluted EPS
Net revenues	18,312	-	18,312	-	16,121	-	16,121	-

Cost of sales	8,797	(1,190)	7,607	(1.33)	7,056	(604)	6,452	(0.66)

Gross profit	9,515	1,190	10,705	1.33	9,065	604	9,669	0.66

Research and development expenses - net	1,095	(15)	1,080	(0.02)	951	(18)	933	(0.02)

Selling and marketing expenses	3,478	(38)	3,440	(0.04)	2,968	(30)	2,938	(0.03)

General and administrative expenses	932	-	932	-	865	-	865	-

Legal settlements, acquisition, restructuring and other expenses and impairment	901	(901)	-	(1.01)	410	(410)	-	(0.45)

Operating income	3,109	2,144	5,253	2.40	3,871	1,062	4,933	1.16

Financial expenses – net	153	-	153	-	225	(71)	154	(0.08)

Provision for income taxes	127	465	592	0.52	283	330	613	0.37

Net income attributable to Teva	2,759	1,679	4,438	1.88	3,331	803	4,134	0.87

Earnings per share attributable to Teva:

Basic	3.10	1.88	4.98		3.72	0.89	4.61

Diluted	3.09	1.88	4.97		3.67	0.87	4.54

Weighted average number of shares (in millions):

Basic	890	-	890		896	-	896

Diluted	893	-	893		921	-	921

Add back for diluted earnings per share calculation	*		*		44		44

Effective tax rate	4%	8%	12%		8%	5%	13%

* Less than $0.5 million.

Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

	Three months ended				Three months ended
	December 31, 2011				December 31, 2010
	Unaudited, U.S. dollars in millions				Unaudited, U.S. dollars in millions
	(except per share amounts)				(except per share amounts)
	GAAP	Reconciliation	Various non- GAAP measures	Effect of reconciliation item on non-GAAP diluted EPS	GAAP	Reconciliation	Various non- GAAP measures	Effect of reconciliation item on non-GAAP diluted EPS
Net revenues	5,676	-	5,676	-	4,418	-	4,418	-

Cost of sales	2,795	(562)	2,233	(0.63)	1,954	(171)	1,783	(0.19)

Gross profit	2,881	562	3,443	0.63	2,464	171	2,635	0.19

Research and development expenses - net	371	-	371	-	279	(9)	270	(0.01)

Selling and marketing expenses	1,036	(11)	1,025	(0.01)	821	(5)	816	-

General and administrative expenses	315	-	315	-	258	-	258	-

Legal settlements, acquisition, restructuring and other expenses and impairment	549	(549)	-	(0.62)	332	(332)	-	(0.37)

Operating income	610	1,122	1,732	1.26	774	517	1,291	0.57

Financial expenses – net	68	-	68	-	47	7	54	-

Provision for income taxes	18	221	239	0.25	(53)	140	87	0.17

Net income attributable to Teva	506	901	1,407	1.01	771	370	1,141	0.40

Earnings per share attributable to Teva:

Basic	0.57	1.02	1.59		0.86	0.41	1.27

Diluted	0.57	1.02	1.59		0.85	0.40	1.25

Weighted average number of shares (in millions):

Basic	885	0	885		899	0	899

Diluted	886	0	886		921	0	921

Add back for diluted earnings per share calculation	*		*		11		11

Effective tax rate	3%	11%	14%		-7%	14%	7%

* Less than $0.5 million.

CONTACT:
Teva Pharmaceutical
IR:
Tomer Amitai, 972 (3) 926-7656 (Israel)
Kevin C. Mannix, (215) 591-8912 (U.S.)
or
PR:
Shir Altay-Hagoel, 972 (3) 926-7590 (Israel)
Denise Bradley, (215) 591-8974 (U.S.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:		/s/ Eyal Desheh
Name: Eyal Desheh
Title: Chief Financial Officer

Date:	February 15, 2012